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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN
(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan
Financial Statements and Supplemental Schedule Index

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-11
Supplemental Schedule*:
Schedule of Assets (Held at End of Year) as of December 31, 2004	12

*
Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 27, 2005

Genzyme Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed accounts	$225,252,338	$167,388,693
Genzyme Stock Fund	36,238,767	31,907,839
Participant loans	3,723,016	2,502,359

Total investments	265,214,121	201,798,891

Receivables:
Employee contributions	—	624,573
Employer contributions	1,070,792	1,147,338
Accrued interest	122	4,889

Total receivables	1,070,914	1,776,800

Cash and cash equivalents	—	34,187

Net assets available for benefits	$266,285,035	$203,609,878

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income
Interest and dividend income	$2,986,542
Net appreciation in fair value of investments	22,607,808

Net investment income	25,594,350

Contributions:
Employee	27,346,657
Employer	12,336,145
Rollovers	10,293,736

49,976,538

Total additions	75,570,888

Deductions from net assets attributed to:
Benefit payments and withdrawals	(12,836,493)
Administrative expenses	(59,238)

Total deductions	(12,895,731)

Increase in net assets available for benefits	62,675,157
Net assets available for benefits:
Beginning of year	203,609,878

End of year	$266,285,035

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Notes to Financial Statements

A.    Plan Description

  The following description of the Genzyme Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Documents for a more complete description of the Plan's provisions.

  General

  The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation's ("Genzyme") Board of Directors (the "Genzyme Board"), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was established and operates under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Employees of Genzyme's wholly-owned subsidiaries in the United States of America who either (1) are scheduled to work 1,000 hours annually or (2) complete one year of service are eligible to participate in the Plan.

  Plan Administration

  The Plan is administered by the Genzyme Benefit Plans Committee (the "Committee"), which represents Genzyme, the plan sponsor. The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

  The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

  On April 1, 2004, Prudential Financial, Inc. ("PFI") purchased all of the outstanding shares of CIGNA Life Insurance Company ("CIGNA"), the retirement business of CIGNA Corporation. CIGNA became a subsidiary of PFI, which PFI now refers to as the Prudential Retirement Insurance and Annuity Company ("Prudential"). As of that date, Prudential acts as the administrative agent for Connecticut General Life Insurance Company providing all services CIGNA formerly provided to the Plan. Prudential is the trustee, custodian and recordkeeper of the Plan.

  Plan Amendments

  The Committee amended the Plan, effective as of:

  •
  January 1, 2003, to clarify how the hours of service provided by an employee will be credited and to reflect compliance with the requirements of Internal Revenue Service ("IRS") Revenue Procedure 2002-29 that amend certain distribution provisions of the Plan; and

  •
  February 21, 2004, to amend Article I of the Plan to give years of service credit for all purposes of the Plan except for purposes of eligibility and participation, to employees of certain companies acquired by Genzyme. In addition, effective May 1 2004, to amend Article I of the Plan to clarify "Years of Service" of each employee of an acquired company, to include the time employed at the acquisition date.

  Participants should refer to the Summary Plan Description for a more complete description of these amendments.

  Investment Options

  The following participant-directed investment options were available to Participants during 2004:

  •
  Prudential Separate Accounts:

  –
  The Dryden S&P 500 Index Fund(1);
  –
  The Templeton Foreign Account;
  –
  The Janus Account;
  –
  The AIM Dynamics Account(2);
  –
  The Small Cap Value/Perkins Wolf McDonnell Fund;
  –
  The Small Cap Growth/Times Square Fund;
  –
  The AIM Small Company Growth Account(2);
  –
  The Lazard International Equity Account;
  –
  The Core Bond/BSAM Fund (managed by Bear Stearns Asset Management);
  –
  The Large Cap Value Fund (sub-advised by Wellington Management);
  –
  The Mid Cap Value Fund (sub-advised by Wellington Management); and
  –
  The Mid Cap Growth/Artisan Partners Fund.

  •
  Guaranteed Accounts:
  –
  The Guaranteed Income Fund; and
  –
  The Guaranteed Securities Separate Account.

  •
  The Putnam Voyager Fund;

  •
  The Fidelity Puritan Fund;

  •
  The Emerald Growth Fund(3);

  •
  The Heritage Mid Cap Stock Fund(3);

  •
  The Growth Fund of America (3); and

  •
  The Genzyme Stock Fund (formerly known as the Genzyme General Division Common Stock Fund)(4).

  Reallocation of account balances among participant directed investment options can be requested and processed on a daily basis.

  (1)
  In April 2004, in connection with PFI's acquisition of CIGNA, Prudential merged the former CIGNA S&P 500 Index Fund with its existing Dryden S&P 500 Index Fund.

  (2)
  Effective October 1, 2004, AIM Investments changed the name of the INVESCO Dynamics Fund to the AIM Dynamics Fund and the name of the INVESCO Small Growth Fund to the AIM Small Growth Fund.

  (3)
  Effective August 2, 2004, the Emerald Growth Fund, the Heritage Mid Cap Stock Fund and the Growth Fund of America were added as participant directed investment options to the Plan.

  (4)
  Effective May 27, 2004, Genzyme amended its charter to eliminate the designation of separate series of common stock, which we now refer to as Genzyme Stock. As a result, effective May 27, 2004, the former Genzyme General Division Common Stock Fund is now referred to as simply the "Genzyme Stock Fund." At December 31, 2004, this fund is invested solely in shares of Genzyme Stock. Amounts contributed to the Genzyme Stock Fund could be invested in short-term investments pending the purchase of Genzyme Stock.

  Employee Contributions

  The Plan is a defined contribution plan. Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $13,000 (adjusted under such regulations as may be issued from time to time by the U.S. Secretary of Treasury) of their eligible compensation (as defined by the Plan) contributed on a pre-tax basis to the Plan each year on their behalf. Participants who are age 50 or older by December 31, 2004 may make catch-up contributions to the Plan, subject to annual limits. For 2004, the catch-up limit was $3,000. This amount will be increased by $1,000 each year until 2006, when the maximum catch-up limit will be $5,000. After 2006, the catch-up limit of $5,000 will be subject to adjustment for cost of living increases (as determined by the U.S. Secretary of Treasury). Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer's qualified plan are permitted to invest such funds into the Plan. These investments are classified as "rollovers" on the accompanying statement of changes in net assets available for benefits. A Participant's salary reduction contribution for a plan year may be further limited by the administration rules of the Code, if the Participant is considered to be a highly compensated employee within the meaning of the Code.

  Employer Contributions

  Genzyme, as the employer, makes bi-weekly matching contributions equal to 100% of the elective contributions made to the Plan by the Participant to the extent that such elective contributions do not exceed 2% of the Participant's eligible compensation for such pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceed 2%, but do not exceed 6%, of the Participant's eligible compensation for such pay period. Genzyme's contributions were $12,336,145 for the year ended December 31, 2004. Genzyme may also contribute a percentage of a Participant's eligible compensation determined by Genzyme in its discretion, not to exceed 3% of the Participant's eligible compensation. For the years ended December 31, 2004 and 2003, there was no such discretionary contribution.

  Participants may invest their contributions in increments determined at their own discretion. Employer contributions from Genzyme are invested as directed by the Participants. If a Participant does not provide direction with respect to the investment of the Participant's contributions, that Participant's contributions will automatically be invested in the Guaranteed Securities Separate Account.

  Participant and Forfeited Accounts

  An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's matching employer contributions from Genzyme and the Participant's contributions. Investment income or loss is allocated based on the balances of the Participants' individual accounts. Forfeitures are used to reduce future employer matching contributions from Genzyme. There were no forfeited, non-vested matching accounts used to reduce employer contributions from Genzyme during the year ended December 31, 2004. At December 31, 2004, forfeited accounts totaled $308,957.

  Vesting

  Effective June 18, 2000, the Plan was amended to implement a four-year vesting schedule for matching employer contributions from Genzyme for employees hired after that date, with 20% vesting for service of less than one year, 40% vesting upon one year of service and 20% vesting for each year of service thereafter. However, any individual who was an employee of Genzyme on June 18, 2000 is 100% vested in all of his accounts under the Plan (including his employer matching contribution account), and any individual who was 100% vested in his accounts under the Genzyme Surgical Products Corporation Savings and Investment Plan on September 1, 2000, and thereafter becomes a Participant in the Plan, is 100% vested in his accounts under the Plan (including his employer matching contribution account.) Participants become fully vested in their employer matching contribution account if they retire on or after the Plan's normal retirement age, become permanently or totally disabled while employed, or die while employed.

  Benefits and Withdrawals

  Benefits are distributable from the Plan upon the Participant's (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the United States Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59 1/2, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme Stock.

  Loans to Participants

  Participants may obtain a loan from the Plan collateralized by one-half of the Participant's vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. The maximum repayment period for a loan used to purchase a principal residence is specified as 25 years and is required to be repaid before the Participant's normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The interest rates on loans outstanding as of December 31, 2004 ranged between 4.0% and 9.5%. As repayments are made, both principle and interest are added back to the investment funds in which the Participant's account is invested.

  The Plan had Participant loans outstanding of $3,723,016 at December 31, 2004 and $2,502,359 at December 31, 2003. Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for benefits.

B.    Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

  Cash Equivalents

  The Plan considers cash equivalents to be short-term, highly liquid investments, with initial maturities of less than three months.

  Investment Valuation and Income Recognition

  Units of participation in the Prudential separate accounts are valued at the net asset value of units as reported to the Plan by Prudential and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. Investments in the guaranteed accounts are generally benefit responsive and are stated at contract value, which approximates fair value. The Putnam Voyager Fund, Fidelity Puritan Fund, Emerald Growth Fund, Heritage Mid Cap Stock Fund and the Growth Fund of America, are stated at fair value based on each fund's reported net asset value on the last business day of the plan year. The Genzyme Stock Fund is stated at fair value based on the quoted end of day closing price on the Nasdaq National Market on the last business day of the plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

  Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

  Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

  Contributions and Benefit Payments

  Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

C.    Investment Contract with Insurance Company

  The Plan participates in a contract with Prudential via an investment in the Guaranteed Income Fund ("GIF") and the Guaranteed Securities Separate Account ("GSSA"). Prudential commingles the assets of the GIF and GSSA with other assets. In certain instances when total distributions or transfers in the GIF and GSSA within a calendar year exceed pre-determined thresholds, transactions in the GIF and GSSA may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF and GSSA not being fully benefit responsive in certain instances. For the Plan's investment in the GIF and GSSA, the Plan is credited with interest at the interest rate specified in the contract which was 3.15% to 3.25% for the year ended December 31, 2004 for the GIF and 3.55% for the year ended December 31, 2004 for the GSSA. As discussed in Note B., "Summary of Significant Accounting Policies—Investment Valuation and Income Recognition," the GIF and GSSA are included in the financial statements at contract value which approximates fair value.

D.    Investments

  The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2004	2003
Dryden S&P 500 Index Fund	$47,598,688	$38,269,637
Genzyme Stock Fund (1)	36,238,767	31,907,839
Fidelity Puritan Fund	31,434,761	26,397,842
Mid Cap Growth/Artisan Partners Fund	21,850,237	15,300,921
Guaranteed Securities Separate Account	19,244,133	15,387,239
Small Cap Value/Perkins Wolf McDonnell Fund	15,154,738	N/A
Guaranteed Income Fund	14,341,149	11,434,933

(1) Effective May 27, 2004, the former Genzyme General Division Common Stock Fund is referred to as simply the Genzyme Stock Fund.

  During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $25,594,350 as follows:

Interest and dividend income:
Pooled separate accounts and guaranteed accounts	$1,009,134
Registered investment companies	1,830,592
Loan interest, net	146,816

Interest and dividend income	2,986,542

Net appreciation in fair value of investments:
Pooled separate accounts	14,472,222
Registered investment companies	2,426,343
Genzyme Stock Fund	5,709,243

Net appreciation in fair value of investments	22,607,808

Total investment income	$25,594,350

E.    Qualification under the Internal Revenue Code

  The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.

  The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income taxes is required.

F.    Amendment or Termination of the Plan

  Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. If Genzyme discontinues its contributions or if the Plan is fully or partially terminated or suspended, the Participants will become 100% vested in their accounts.

G.    Related Parties

  Certain plan investments are separate or guaranteed accounts managed by Prudential. Prudential is the trustee, custodian and recordkeeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2004, the Plan paid Prudential a total of $59,238 of Participant expenses directly out of Participants' accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of common stock. Participant loans are also considered party-in-interest transactions.

  During the year ended December 31, 2004, the Plan purchased units in the Genzyme Stock Fund in the amount of $6,352,300, sold units in the Genzyme Stock Fund in the amount of $7,716,693, had net investment appreciation of $5,709,243 and $13,922 of administrative expenses related to the Genzyme Stock Fund. The total value of the Plan's investment in the Genzyme Stock Fund was $36,238,767 at December 31, 2004 and $31,907,839 at December 31, 2003

H.    Administrative Expenses

  Except for Participant expenses, as described in Note G above, expenses relating to the general administration of Plan are paid by Genzyme, the Plan sponsor.

Genzyme Corporation 401(k) Plan
Schedule of Assets (Held at End of Year)
Form 5500-Schedule H, Part V, Item 4i
December 31, 2004

Identity of Issue	Description of Investment	Units/ Shares	Fair or Contract Value
*Prudential	Guaranteed Income Fund	382,069	$14,341,149
*Prudential	Dryden S&P 500 Index Fund	687,862	47,598,688
Putnam	Putnam Voyager Fund	537,183	8,922,606
*Prudential	Templeton Foreign Account	565,274	10,803,496
*Prudential	Guaranteed Securities Separate Account	1,316,816	19,244,133
*Prudential	Janus Account	209,380	9,087,074
*Prudential	Small Cap Value/Perkins Wolf McDonnell Fund	645,606	15,154,738
*Prudential	Small Cap Growth/Times Square Fund	270,963	5,195,807
*Prudential	Lazard International Equity Account	225,834	4,375,647
*Prudential	Core Bond/BSAM Fund	571,754	8,099,046
*Prudential	Large Cap Value Fund/Wellington Management	549,253	6,527,727
*Prudential	Mid Cap Value Fund/Wellington Management	557,069	9,436,613
*Prudential	Mid Cap Growth/Artisan Partners Fund	2,128,569	21,850,237
Fidelity Investments	Fidelity Puritan Fund	1,658,826	31,434,761
Emerald Funds	Emerald Growth Fund	364,932	4,806,154
Heritage Funds	Heritage Mid Cap Stock Fund	291,723	7,774,424
American Funds	Growth Fund of America	22,036	600,038
*Genzyme Corporation	Genzyme Stock Fund	624,053	36,238,767
*Participant Loan Fund	Loans with interest rates between 4.00% and 9.50% maturing through 2026		3,723,016

			$265,214,121

*
Denotes party-in-interest.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN
	By:	Genzyme Benefit Plan Committee
Date: June 28, 2005	By:	/s/ ZOLTAN A. CSIMMA Zoltan A. Csimma Senior Vice President, Human Resources of Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP. Filed herewith.

QuickLinks

Genzyme Corporation 401(k) Plan Financial Statements and Supplemental Schedule Index
Report of Independent Registered Public Accounting Firm
Genzyme Corporation 401(k) Plan Statements of Net Assets Available for Benefits As of December 31, 2004 and 2003
Genzyme Corporation 401(k) Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004
Genzyme Corporation 401(k) Plan Notes to Financial Statements
Genzyme Corporation 401(k) Plan Schedule of Assets (Held at End of Year) Form 5500-Schedule H, Part V, Item 4i December 31, 2004
SIGNATURE
EXHIBIT INDEX